                               News Release

For immediate release Calgary, Alberta April 10, 2008 TSX: OPC

OPTI Canada Annual General Meeting of Shareholders to be held April 29, 2008

OPTI Canada Inc. (OPTI) Annual General Meeting of Shareholders (AGM) will be held on Tuesday, April 29, 2008 at 9:00 a.m. Mountain Time. The event will take place at the Telus Convention Centre, South Tower, 120 – 9th Avenue S.E. in Calgary, AB.

The Company will provide a general corporate update immediately after the formal proceedings of the AGM. The Company’s presentation may be viewed online via live webcast at approximately 9:10 a.m. Mountain Time. The webcast will be located under “Presentations and Webcasts” in the “For Investors” section of the OPTI website at www.opticanada.com, and will be archived for a minimum of 90 days.

About OPTI

OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing the fourth and next major integrated oil sands project in Canada, the Long Lake Project, in a 50/50 joint venture with Nexen Inc. The first phase of the Project consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an OPTI-operated upgrading facility, using OPTI’s proprietary OrCrude( process and commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. The Project is expected to produce 58,500 bbl/d of products, primarily 39° API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. OPTI’s common shares trade on the Toronto Stock Exchange under the symbol OPC.

Additional information regarding the Long Lake Project is available at http://www.longlake.ca.

Forward-Looking Statements

Certain statements contained herein are forward-looking statements, including statements relating to: OPTI's operations; business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude™ process and other related technologies; the cost, development and operation of the Long Lake Project and OPTI's relationship with Nexen Inc. Forward-looking information typically contains statements with words such as “intends,” "anticipate," "estimate," "expect," "potential," "could," “plan” or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described

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in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC™ output of the OrCrude™ Upgrader; foreign currency exchange rates and hedging risks; government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld; other risks and uncertainties described elsewhere in this document or in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive. Readers should refer to OPTI's current Annual Information Form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this news release are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

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